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Exhibit 99.1

Fellow Stockholders:

2001 was a year marked by positive feedback from the initial market distribution of our Medinex Office suite of products. This feedback came in the form of enthusiastic comments by clients and increasing sales. Based on these results we are now preparing for the start of our national distribution effort. By the end of the year, we had released two major new components of our product suite in addition to a version update of the main Medinex Office system. We also completed the final stages of the corporate reorganization that began in 2000, with the sale of Pinnacle MedSource and the continued reduction in operating expenses.

Throughout 2000 and 2001 we embarked on an aggressive effort to restructure the company and focus on the development and initial deployment of our Medinex Office related products. This effort has delivered measured results in terms of reduced overhead and new product implementation.

As we embark on this year, we are very excited about our potential for sales growth. The positive acceptance of Medinex Office in initial markets, combined with our enhanced product offerings, reinforces our belief in our product strategy.

EHEALTHCARE INFORMATION MANAGEMENT

Despite the year's economic downturn, the healthcare industry is moving forward with major investments in technology infrastructure. These investments are being driven by the implementation of recent federal legislation, the Health Insurance Portability and Accountability Act (HIPAA).

In November of 2000, the federal government released rules implementing HIPAA. This legislation has far-reaching implications that will drive the use of electronic information in healthcare. Compliance with the Act, applicable to all healthcare providers, will require sweeping changes in healthcare transaction and administrative systems. The privacy component of the Act requires full compliance by April 2003. The transaction standardization portion requires that a written compliance plan be filed by October 2002, with full compliance by October 2003.

Medinex has created technology that will help doctors, hospitals and clinics meet HIPAA regulations. Our suite of products will improve many areas of healthcare information management, including clinical activity, medical records, insurance processing and others. The promise of these new healthcare technologies is far-reaching; insurance companies can process claims more efficiently; and doctors can benefit from improved research and clinical data analysis of patient information.

Medinex Office, our Internet-based practice management system, is basic to this information management revolution. Whether in a doctor's office, clinic or hospital, our system is designed to be the central repository of information - the database with which


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other clinical and insurance-related technologies are integrated. In 2001 we introduced a new medical transcription module of Medinex Office that integrates a file transcription service into our medical records document management system.

In 2001 we also released our secure medical messaging system. This web-based tool helps healthcare professionals, insurance companies, and patients communicate electronically in a secure HIPAA-compliant manner. We have applied for a patent on this technology. This is a unique and valuable solution for healthcare professionals seeking to send electronic mail while adhering to federal legislation for privacy requirements. We also implemented two version updates to our medical transcription technology and service.

PRODUCT STRATEGY

The market opportunity for our software and services is enormous; encompassing more than 500,000 practicing physicians and 10,000 hospitals, representing billions of dollars spent each year on medical technology and transcription services. Medinex Office - our web-based physicians technology product suite that includes transcription services, secure messaging, patient medical records, appointment scheduling, billing and claims processing - is well positioned to capitalize on these market opportunities. This unique combination of technology and services make it the most comprehensive practice management system available today.

Since our software runs both in the health practitioner's office and on the Internet, it can be accessed 24 hours a day from anywhere in the world. Our configuration provides the highest level of data security and reliability to healthcare professionals. Doctors can access medical records and schedules from home, branch offices, hospitals and medical clinics. Redundant servers in our data center automatically back up their critical data.

Another important component of our Medinex Office solution is our secure electronic medical messaging product. The system makes it easy for healthcare professionals to send and receive encrypted messages (e-mail, medical records, lab results) using their existing e-mail accounts. It also enables convenient, secure and HIPAA-compliant doctor-to-patient e-mail communication. Finally, patients and healthcare professionals can enjoy the enormous benefits of efficient e-mail communication while ensuring the patient's privacy.

One of the most popular services offered as part of Medinex Office is our new web-based medical transcription service. Throughout the year we expanded our technology platform to include a comprehensive document management system for retrieving and processing dictated voice files. Physicians and other healthcare providers dictate their notes in handheld digital recorders and then transmit their files to us via their Medinex Office system. We transcribe the voice files to standard word processing formats and return them to the provider, typically within 24 hours. Our technology includes not only critical medical forms management capabilities, but also quality control and production management functions. The result is an efficient technology and service combination that meets a critical and growing need in healthcare.


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To date, our top line revenues have been produced by our MedMarket.com operations. MedMarket provides online promotion services to manufacturers, distributors and service providers in the medical industry. MedMarket has helped build our Medinex brand and gives us a high-profile position in the evolving online medical marketplace. For example, throughout most of the year, MedMarket.com maintained a top rating in many search engines for the term "medical supplies."

Going forward, however, it is the widespread distribution and implementation of Medinex Office software and services that will drive our growth.

2001 OPERATING RESULTS

It became clear in 2001 that we needed to focus on our core Medinex Office products. As a result, we established a plan to divest ourselves of our other businesses and reduce our operating expenses dramatically. In February of 2001, we sold our Votenet assets in a transaction that improved our working capital. In August of 2001, we sold our Pinnacle assets and completed our transition to a company completely focused on healthcare technology.

Our MedMarket operation generated the majority of our revenues in 2001. We saw our first revenues from transcription services and software licenses during the year's fourth quarter. We expect that medical transcription services, and related Medinex Office license fees, will become our primary source of revenue in 2002.

Throughout 2001 we continued to make significant impact on our operating expenses and net cash outflow. For example, 2001 expenses were $335,000, compared to $13,332,000 in 2000. This dramatic reduction in operating overhead has allowed us to conserve our resources and focus our efforts on the physicians' office and hospital marketplace.

In 2002 we will begin to expand distribution of our Medinex Office systems. We have added field sales representation in Arizona, California and Florida. We are measuring our progress by tracking the number of physicians using our service and the number of transcribed files we produce. Of course, the most important metric of all is our bottom line, and our entire team is focused on building the profitability of the company.

We have now begun our transition from a product development stage company to a sales and marketing organization. In that regard, I would like to welcome Roger Banks to our team as Vice President of Sales. Roger has extensive experience managing a high tech sales force and will be an important part of our success plan for 2002 and beyond.

Colin Christie, our Chief Operating Officer, was named to our Board of Directors in 2001. He fills a seat vacated by Gary Paquin, a Medinex co-founder who retired in 2001. My thanks to Gary, one of the early visionaries of Medinex, who played a key role in formulating the Medinex business plan.


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All our employees have made great contributions to the Company's progress. We have a talented, dedicated and highly motivated team that is working hard to make Medinex a leader in the coming healthcare technology revolution. They are working for you, carving out an opportunity at a time when one of the world's largest marketplaces, healthcare, is undergoing the greatest technology transformation in its history.

We are excited to share our growth with you and look forward to the exciting and rewarding years ahead. We remain committed to executing our business plan and developing Medinex as a world-class provider of technology products and services to the healthcare market. Our goal is to achieve rapid growth, profitability and a strong return on your investment.

Anthony J. Paquin
Chairman